Exhibit (12)

TARGET CORPORATION
Computations of Ratios of Earnings to Fixed Charges for each of the
Five Years in the Period Ended January 31, 2015

Ratio of Earnings to Fixed Charges	Fiscal Year Ended
(dollars in millions)	January 31, 2015	February 1, 2014	February 2, 2013	January 28, 2012	January 29, 2011
Earnings from continuing operations before income taxes	$3,653	$4,121	$5,056	$4,621	$4,495
Capitalized interest, net	(1)	(14)	(12)	6	2
Adjusted earnings from continuing operations before income taxes	3,652	4,107	5,044	4,627	4,497
Fixed charges:
Interest expense (a)	619	641	721	750	776
Interest portion of rental expense	108	108	106	110	110
Total fixed charges	727	749	827	860	886
Earnings from continuing operations before income taxes and fixed charges (b)	$4,379	$4,856	$5,871	$5,487	$5,383
Ratio of earnings to fixed charges	6.02	6.48	7.10	6.38	6.08

(a)
Includes interest on debt and capital leases (including capitalized interest) and amortization of debt issuance costs. Excludes interest income, the loss on early retirement of debt and interest associated with uncertain tax positions, which is recorded within income tax expense.

(b)    Includes the impact of the loss on early retirement of debt and the gain on sale of our U.S. credit card receivables portfolio.